September 26, 2014

Mr. H. Roger Schwall, Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	SandRidge Energy, Inc.
File No. 001-33784

Dear Mr. Schwall,

SandRidge Energy, Inc. (the “Company” or “SandRidge”) hereby submits this letter in response to the comment letter (the “Letter”) of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), sent via email on August 15, 2014, which addresses subjects that have been the subject of comment letters and an email previously sent by the Staff (on July 30, 2013; November 13, 2013; February 4, 2014; and June 3, 2014) and responded to by the Company (on August 21, 2013; December 13, 2013; February 19, 2014; and August 19, 2014).

Set forth below is the text of each comment set forth in the Letter, followed by our response thereto. Capitalized terms used but not otherwise defined herein have the respective meanings ascribed to them in the Company’s annual report on Form 10-K for the year ended December 31, 2012.

Comment

Revenue Recognition and Natural Gas Balancing, page F-13

1. We note that you have not complied with prior comment 5 of our comment letter dated February 4, 2014, regarding income you have recognized for services performed on behalf of third-parties having interests in wells that you operate. We previously advised that Rule 4-10(c)(6)(iv)(C) of Regulation S-X precludes your reliance on the guidance in Rule 4-10(c)(6)(iv)(B), under these circumstances, in stating that “notwithstanding the provisions of paragraphs (i)(6)(iv) (A) and (B) of this section, no income may be recognized for contractual services performed on behalf of investors in oil and gas producing activities managed by the registrant or an affiliate.” We also previously advised that we regard an operator of oil and gas properties to be a manager that is subject to the prohibition imposed by this guidance. We continue to believe you will need to revise your accounting policy to conform. If you believe the resulting errors in your accounting are not material and you prefer to limit compliance to future filings, please submit the analysis that you performed in formulating your view.

Mr. H. Roger Schwall

U.S. Securities and Exchange Commission

Response

The Company and PwC, our independent auditor, continue to view the role of an operator of oil and gas assets as different from that of a manager of such assets. For this reason, the Company requests that this matter be referred to the Office of the Chief Accountant for resolution. However, the Company notes that it has performed a quantitative and qualitative assessment of the materiality of the changes to the Company’s statement of operations that would be necessitated by the Staff’s interpretation, and believes that the impact of such changes would not have been material to the 2013 Form 10-K. The Company will provide this analysis, if necessary, pending resolution of this Comment by the Office of the Chief Accountant.

Comment

Note 12—Construction Contracts, page F-34

2. We have read your response to prior comment one, setting forth your views on the accounting for both the annual, and end-of-contract CO2 delivery shortfall liabilities, and understand that while you believe FASB ASC 450-20 is applicable, you have not accrued a liability for the end-of-contract penalty because you do not yet consider payment to be probable and estimable. However, we also note that you recorded a liability for the 2013 annual CO2 delivery shortfall on December 31, 2013, even though the amount appears to have been estimable in an earlier period of time and possibly at the beginning of 2013. For example, you disclose on pages 6, 78 and F-42 of your 2012 Form 10-K that “the Company expects to accrue between $29.5 million and $36.0 million at December 31, 2013,” due to the penalty provisions of the treating agreement.

We understand that your annual delivery requirements would be assessed on a calendar year basis under your agreement in applying FASB 450-20. Accordingly, you should recognize the probable loss each fiscal quarter once it becomes reasonably estimable, i.e. when you expect an annual shortfall to occur and require a penalty payment on January 1 of the following calendar year, as a liability pursuant to FASB ASC 450-20-25-1 and 25- 2. A similar approach should be applied to the end-of contract penalty provisions.

Please revise your financial statements accordingly; if you believe the effects would not be material and prefer to limit compliance to future filings, please submit the analysis underlying your view. In either case, please revise your disclosures under this heading and MD&A where indicated and appropriate, to include the following information.

•	The cumulative under-delivered quantity of CO2 at each balance sheet date, the amount of the possible end-of-contract penalty related to this quantity, and the extent to which this has been accrued each period based on your probability assessments.

Mr. H. Roger Schwall

U.S. Securities and Exchange Commission

•	The annual penalty that will arise based on current period under-deliveries unless over-deliveries are made during the remainder of the year, and the extent to which this has been accrued each period based on your probability assessments.

•	Any constraints on your ability to over-deliver CO2 in future years to offset the cumulative under-deliveries to date, including a discussion of plant capacity, and the manner by which this is shared with the counterparty.

•	Any reasonably possible future delivery scenarios having material implications should be addressed in MD&A (e.g., the extent to which you are expecting delivery shortfalls to continue should be addressed if it is reasonably possible that future over-deliveries will be materially insufficient to offset these amounts).

•	Salient details of the provisions which govern your ability to reduce liquidating damages and to terminate the contract early, including the amounts you would need to pay, the manner in which these are calculated at any given date, and your assessment of any reasonably possible scenarios evoking these provisions.

•	Clarify the meaning of the language “net of any accrued annual shortfalls” that is used on page 31 of your June 30, 2014 Form 10-Q in discussing the remaining quantities to be delivered under your contract.

•	The annual and end-of-contract penalty per Bcf amounts should accompany any related discussion of the CO2 delivery shortfalls.

Response

As explained in prior submissions, the Company entered into the contract with the annual CO2 delivery shortfall provision with the expectation that sufficient volumes of CO2 would be extracted from the Company’s equity production. While near term natural gas pricing caused the Company to defer its development of the resource behind the Century processing facility, the Company has the ability to mitigate the shortfall payment by purchasing unprocessed natural gas with sufficient CO2 content from other producers and have such natural gas delivered and processed at the Century Plant, subject to the plant’s daily operational limitations. The Company believes that its ability to mitigate the annual shortfall payment in this fashion must be considered when and if an annual CO2 delivery shortfall should be recorded, as explained below:

The Company considered three potential approaches for determining the proper accounting of the annual under delivery penalties: 1) accruing the entire annual shortfall payment in the first quarter of a year, 2) accruing a prorated quarterly amount of the annual shortfall each quarter and 3) a process that accrues the estimated annual shortfall penalty during a year based on remaining available processing capacity. The Company’s assessment of each approach is as follows:

Mr. H. Roger Schwall

U.S. Securities and Exchange Commission

1.	Accrual of the entire annual shortfall payment in the first quarter. As noted within FASB ASC 450-20-25-2 with respect to loss contingencies, accrual of probable losses is required when such losses are reasonably estimable and relate to the current or a prior period. The estimate disclosed in the 2012 Form 10-K of the expected accrual for the 2013 shortfall penalty with respect to the annual delivery obligation was based solely upon forecasted deliveries from currently producing wells for 2013 as of the time of the filing of the 2012 Form 10-K and did not consider other methods by which the Company could fulfill its delivery obligation under the contract, such as purchasing unprocessed natural gas with sufficient CO2 content from other producers or drilling additional wells in the area. An accrual of the entire annual shortfall penalty in the first quarter of 2013 would not have been appropriate under these facts and circumstances because such liability would not comply with the characteristics of a liability as described in CON 6 paragraph 36. Specifically, the event obligating the Company (i.e., the annual calculation) had not occurred at the end of the first quarter and the Company had discretion to avoid or mitigate such liability subject to the plants’ operations constraints described below.

2.	Accrual on a prorated quarterly basis. Because under delivery penalties are determined under the treating agreement based upon an annual commitment and not a monthly or quarterly delivery commitment (e.g., there is no penalty assessed against the Company if one-fourth of the annual requirement is not delivered within any particular quarter), there is no periodic delivery requirement, other than an annual requirement, against which to measure monthly or quarterly deliveries in order to determine an obligation attributable to current or prior periods as required by the guidance in ASC 450-20-25-2. Any obligation accrued monthly or quarterly based upon forecasted deliveries would not relate to current or prior periods and, therefore, would not be in accordance with the guidance of ASC 450. Further, just like a first quarter accrual of the entire shortfall liability discussed above, this method produces a liability that is inconsistent with CON 6 paragraph 36.

3.	Accrual based on remaining available processing capacity. Because the treating agreement does not include monthly or quarterly minimum delivery requirements, only an annual requirement, the Company believes the amount of annual shortfall payment is not considered reasonably estimable and related to a current or prior period until sufficient capacity is no longer available over the remainder of the year to meet the annual obligation, as described in greater detail below. An analysis of actual deliveries and processing capacity for the first eight months of 2014 and the year ended December 31, 2013 is as follows:

Eight Months Through August 31, 2014

The total daily capacity of the Century Plant and the Company’s legacy gas processing plants (from which CO2 resulting from natural gas processing may also be delivered to Occidental for application toward the annual delivery requirement) that are operational in 2014 is 845 MMCF. Based on the Company’s 2014 actual CO2 deliveries through June 30, 2014, totaling 10,485 MMCF, the Company’s remaining annual delivery requirement for 2014, net of banked allowable volumes (CO2 delivered from the Company’s legacy plants to Occidental for a specified time prior to completion of the Century Plant, limited to 0.833% of the annual delivery requirement per the treating agreement), was 145,982 MMCF as of that date. With an available daily processing capacity of 845 MMCF, approximately 173 days of processing capacity would be required to meet the remaining annual delivery requirement and, as of June 30, 2014, 184 days remained in the calendar

Mr. H. Roger Schwall

U.S. Securities and Exchange Commission

year. With sufficient capacity available in the remainder of the year to meet the annual obligation, which the Company could accomplish by purchasing gas from other producers, drilling additional wells in the area or a combination of these activities, a loss for the annual obligation is not considered probable, estimable and related to a current or prior period as of June 30, 2014, (i.e., since not yet related to a current period, a loss has not yet been incurred). The Company analyzed deliveries subsequent to June 30, 2014 and determined that as of July 31, 2014, approximately 171 days of processing capacity were required in order to meet the remaining annual delivery requirement and only 153 days remained in the calendar year. Therefore, the Company will accrue an estimate of the annual shortfall in the third quarter of 2014 financial statements that is probable, estimable and related to this period, based upon the shortage of available capacity as of the end of this period and will update the accrued amount at the end of each monthly period through the remainder of the calendar year. As of August 31, 2014, with a shortage of approximately 47 days, or 39,344 MMCF based on daily capacity limits, the estimated amount to be accrued for the 2014 annual under delivery penalty is approximately $9.8 million, which represents the minimum estimable 2014 loss relating to current or prior periods as of that date in accordance with ASC 450-20-30-1, which states “When no amount within the range is a better estimate than any other amount, however, the minimum amount in the range shall be accrued. Even though the minimum amount in the range is not necessarily the amount of loss that will be ultimately determined, it is not likely the ultimate loss will be less than the minimum amount.”

2013

The Company performed the same analysis for 2013, based on total daily capacity of the Century Plant and the Company’s legacy plants that were operational in 2013 of 1,066.5 MMCF, and determined a portion of the 2013 loss was probable, estimable and related to a current or prior period in the third quarter of 2013 since as of September 30, 2013, approximately 128 days of processing capacity were required in order to meet the remaining annual delivery requirement and only 92 days remained in the calendar year. As of September 30, 2013, with a shortage of approximately 36 days, or 38,104 MMCF based on daily capacity limits, the estimated amount to be accrued for the 2013 annual under delivery penalty was approximately $9.5 million, which represents the minimum estimable 2013 loss relating to current or prior periods as of that date in accordance with ASC 450-20-30-1, which states “When no amount within the range is a better estimate than any other amount, however, the minimum amount in the range shall be accrued. Even though the minimum amount in the range is not necessarily the amount of loss that will be ultimately determined, it is not likely the ultimate loss will be less than the minimum amount.”

For the reasons set forth below, the Company does not believe the correction of the third quarter 2013 financial statements, i.e., by recording an accrual of $9.5 million in respect of the 2013 delivery shortfall penalty, represents the correction of a material error in the prior period financial statements. Below is the Company’s analysis that demonstrates that the impact of the aforementioned under delivery penalty is not material from both a quantitative and qualitative perspective.

Mr. H. Roger Schwall

U.S. Securities and Exchange Commission

An analysis of the impact of the estimated under delivery penalty not accrued at September 30, 2013 to reported amounts is as follows:

	YTD September 30, 2013			QTD September 30, 2013			QTD December 31, 2013
(in thousands)	As Reported	As Revised	$ Change	As Reported	As Revised	$ Change	As Reported	As Revised	$ Change
Production expense	365,629	375,155	9,526	116,317	125,843	9,526	150,798	141,272	(9,526)
Total expense	1,785,260	1,794,786	9,526	487,515	497,041	9,526	367,129	357,603	(9,526)
(Loss) income before taxes	(556,276)	(565,802)	(9,526)	(54,639)	(64,165)	(9,526)	47,481	57,007	9,526
Net (loss) income	(563,576)	(573,102)	(9,526)	(57,002)	(66,528)	(9,526)	49,097	58,623	9,526
Adjusted net income	89,287	79,761	(9,526)	40,364	30,838	(9,526)*	14,888	24,414	9,526 **
Adjusted EBITDA	790,215	780,689	(9,526)	252,470	242,944	(9,526)	229,115	238,641	9,526

*	Analysts’ consensus was $0.03 and the Company reported $0.07, or $0.04 over analysts’ expectations for the quarter ended September 30, 2013. As adjusted, the Company would have reported $0.05, or $0.02 over analysts’ expectations for the quarter; therefore the misstatement did not mask a failure to meet market expectations.
**	Analysts’ consensus was $0.00 and the Company reported $0.03,or $0.03 over analysts’ expectations for the quarter ended December 31, 2013. As adjusted, the Company would have reported $0.04, or an additional $0.01 over analysts’ expectations for the quarter; therefore the misstatement did not mask a failure to meet market expectations.

In addition to measuring the impact of the unrecorded estimated under delivery penalty to reported production expense, total expense, (loss) income before taxes and net (loss) income, the Company also included the measure of adjusted net income in its analysis because management uses this financial measure as an indicator of the Company’s operational trends and performance relative to other oil and natural gas companies and believes it is more comparable to earnings estimates provided by securities analysts. Additionally, adjusted EBITDA was included in the analysis because it is a supplemental financial measure used by the Company’s management and by securities analysts, investors, lenders, rating agencies and others who follow the industry as an indicator of the Company’s ability to internally fund exploration and development activities and to service or incur additional debt.

Adjustment as percentage	YTD 9/30/2013	QTD 9/30/2013	QTD 12/31/2013
Production expense	2.6%	8.2%	-6.3%
Total expense	0.5%	2.0%	-2.6%
Net (loss) income	1.7%	16.7%	19.4%
Adjusted net income	-10.7%	-23.6%	64.0%
Adjusted EBITDA	-1.2%	-3.8%	4.2%

The Company’s analysis indicated understatements of approximately 2.6% of production expense, 0.5% of total expenses and 1.7% of net loss occurred for the year to date period ended September 30, 2013 as a result of not accruing this amount. With respect to non-GAAP financial measures published by the Company, the analysis indicated overstatements of approximately 10.7% of adjusted net income (total and per diluted share) and 1.2% of adjusted EBITDA for the year to date period ended September 30, 2013, respectively. The Company does not consider these misstatements to be quantitatively significant.

Mr. H. Roger Schwall

U.S. Securities and Exchange Commission

The understatement of net loss was approximately 16.7% for the quarter ended September 30, 2013 and the understatement of net income was approximately 19.4% for the quarter ended December 31, 2013. The context of the following percentages should be noted. Due to the volatility in quarterly earnings measures, the 64% QTD December 31, 2013 adjusted net income percentage is caused by a near break-even adjusted net income figure for QTD December 31, 2013 of only $14.9 million and does not result in the non-GAAP measure changing from a positive to negative figure. The QTD September 30, 2013 net (loss) percentage of 16.7%, does not change an income amount to loss, but rather only increases the originally reported losses for this period. Additionally, as noted above, the changes to the adjusted net income measure, which analysts utilize in part in assessing the Company’s performance, did not result in any changes to securities analysts’ consensus measures for the applicable periods, and we believe that the quarterly period percentages are not material given the original as reported figures relative to their revised amounts.

	Increase (decrease) Q4 2013 quarterly comparisons relative to Q3 2013 quarterly period
	As Reported		As Revised
(in thousands)	Q3 2013	Q4 2013	Q3 2013	Q4 2013
(Loss) income before taxes	(54,369)	47,481	(64,165)	57,007
Net income (loss)	(57,002)	49,097	(66,528)	58,623
Adjusted net income	40,364	14,888	30,838	24,414
Adjusted EBITDA	252,470	229,115	242,944	238,641

As noted within the tables herein, due to the volatility in quarterly earnings measures, the aforementioned 2013 quarterly errors did not significantly impact sequential or year over year trends.

Set forth below is the Company’s analysis of the impact of correcting the error to the trend of the Company’s earnings:

	Increase (decrease) 2013 quarterly comparisons
	Q2 2013 to Q3 2013		Q3 2013 to Q4 2013
(in thousands)	Original Change	Adjusted Change	Original Change	Adjusted Change
Net income (loss)	(81,687)	(91,213)	106,099	125,151
Adjusted net income	(4,270)	(13,796)	(25,476)	(6,424)
Adjusted EBITDA	(15,090)	(24,616)	(23,355)	(4,303)

	Increase (decrease), 2012 to 2013 comparisons
	Q3 2012 to Q3 2013		Q4 2012 to Q4 2013		YTD, Q3 2012 to Q3 2013
(in thousands)	Original Change	Adjusted Change	Original Change	Adjusted Change	Original Change	Adjusted Change
Net income (loss)	102,750	93,224	343,627	353,153	(1,104,676)	(1,114,202)
Adjusted net income	10,751	1,225	(20,399)	(10,873)	1,721	(7,805	)*
Adjusted EBITDA	(45,020)	(54,546)	(89,200)	(79,674)	38,600	29,074

*	Although the correction of the error resulted in a change from an increase to a decrease in adjusted net income for the nine months ended September 30, 2012 to the nine months ended September 30, 2013, it did not result in a change from net income to net loss; because comparisons of adjusted net income are typically viewed by analysts and investors on a quarterly basis rather than year to date basis, the Company does not consider this effect to be significant to the overall trend of earnings. Additionally, such non-GAAP measures are not reported in the Company’s Form 10-Q and 10-K filings.

Additionally, the Company does not believe any qualitative factors render the correction of the third quarter 2013 financial statements material, as it does not:

•	result in a change from a loss to income or vice versa;

•	arise from an item capable of precise measurement;

•	affect compliance with existing loan covenants or other contractual requirements;

•	hide a failure to meet analysts’ expectations, as the Company does not publish quarterly guidance;

•	have the effect of increasing management’s compensation; or

•	mask a change in earnings or other trends.

Mr. H. Roger Schwall

U.S. Securities and Exchange Commission

As a result of the above quantitative and qualitative analyses, the Company believes the statement of operations presented in the Form 10-Q for the third quarter and year to date periods of 2013 and the corresponding quarterly information presented in the notes in the 2013 Form 10-K are not materially misstated and investors and users can continue to rely on these prior period filings. Further, the annual expense attributable to the total 2013 shortfall of $32.7 million was recorded in the fourth quarter of 2013; accordingly, the correction of the error in the third quarter 2013 financial statements will not result in any impact to the statement of operations for the year ended December 31, 2013.

In light of the above analysis, the Company proposes to revise the quarter and year to date September 30, 2013 Statement of Operations in its Form 10-Q for the third quarter of 2014 to reflect the $9.5 million accrual of the delivery shortfall penalty and revise the third and fourth quarter of 2013 quarterly information in its 2014 Form 10-K to reflect the income statement impact of the $9.5 million accrual of the delivery shortfall penalty in the third quarter of 2013.

In addition, in response to the Staff’s comment, the Company intends to include additional disclosures in the footnotes to its financial statements and MD&A beginning with the Form 10-Q for the third quarter of 2014, which will include the remaining quantity to be delivered under the annual and total contract obligation at each balance sheet date, the amount of possible annual and end-of-contract penalties related to this quantity, the extent to which these penalties have been accrued each period, as well as additional details of the provisions of the contract governing the Company’s ability to reduce liquidating damages, terminate the contract early and constraints on the Company’s ability to over-deliver CO2 in future years. The text of the Company’s proposed disclosure to address these issues is as follows:

Through December 31, 2013, the Company had delivered to Occidental [        ] Mcf of CO2, which is [            ] Mcf less than the cumulative minimum annual CO2 volume requirements for the same period. If such underdelivered volumes are not made up with commensurate overdeliveries in the future, the Company will be obligated to pay Occidental $0.70 per Mcf (approximately $[            ] total) in 2042, which amount has not been accrued by the Company as a liability.

Under certain circumstances, the Company will have the right, beginning in [            ], to reduce future minimum annual CO2 volume requirements under the agreement by paying Occidental an amount equal to the present value of $0.70 multiplied by such reduced CO2 volume requirements as designated by the Company. Assuming no future CO2 deliveries by the Company, this amount would be approximately [$ ] as of [ ], to adjust the future CO2 volume requirements to zero. The Company also may terminate the treating agreement at any time, which would require a termination payment by the Company to Occidental of an amount equal to (a) the present value of $0.70 multiplied by the remaining CO2 volumes required to be delivered under the agreement, plus (b) Occidental’s current net book value of the Century Plant.

Mr. H. Roger Schwall

U.S. Securities and Exchange Commission

At September 30, 2014, there was insufficient capacity at the Century Plant and the Company’s legacy plants to meet its 2014 delivery obligation. Accordingly, for the three month period ended September 30, 2014, the Company accrued $[        ] million for the $0.25 per Mcf fee associated with the volumes that it will not be able to deliver because of capacity constraints. The Company has not accrued any liability for the $0.70 per Mcf fee (approximately $[        ] million total) that would be due in 2042 if the anticipated shortfall occurs and is not made up in the future.

The Company has first priority on daily available processing capacity for properly nominated and delivered volumes; however, based on cumulative delivered volumes to date, if no further deliveries are made by the Company, beginning in [    *    ] the Century Plant, even if fully utilized, would not have adequate capacity to allow the Company to make up any CO2 volumes that remained to be delivered under the contract at that time.

*	As of August 31, 2014, beginning in 2031

Comment

3. We have considered your responses to prior comments two and three, pertaining to your accounting for the construction of the Century Plant, and the views you have shared subsequently in the course of discussing this matter. We understand that you do not consider the Century Plant arrangement to be a revenue generating agreement, and that you entered into the construction and treating agreements solely for the purpose of developing your Piñon Field reserves. As discussed in our conference call on August 12, 2014, considering the foregoing, we will not object to your view of the construction related expenditures as development costs as defined in Rule 4-10(a)(7) of Regulation S-X. However, you will need to revise your 2011 and 2012 financial statements and related disclosures in your 2013 Form 10-K to be consistent in accounting for the Century Plant construction activity within the full cost pool. Accordingly, the related revenues and expenses recognized in your Statements of Operations should be removed and booked directly to the oil and gas properties account. Please revise your accounting and all related disclosures to conform. Please also expand your disclosure to include the details that formed the basis for your accounting for this contract under the full cost method, e.g., the reasons you entered into the contract, and specify the net costs incurred and the amount of the construction reimbursements from Occidental.

Response

The Company will expand its disclosures beginning with its Form 10-Q for the third quarter of 2014 to include the details that formed the basis for accounting for the Century Plant construction contract under the full cost method as follows:

Mr. H. Roger Schwall

U.S. Securities and Exchange Commission

Due to the high-CO2 content of the Company’s reserves in the Piñon Field and the absence of adequate processing capacity in the Piñon Field area, construction of a large-scale processing facility, such as the Century Plant, was necessary for the development of the Company’s natural gas reserves in that area. The Company entered into the construction agreement and the treating agreement solely to facilitate the development of its reserves in the Piñon Field and greater WTO.

The Company believes that its disclosures pertaining to the Century Plant construction contract in its 2013, 2012 and 2011 Forms 10-K, adequately describe the economics of the construction transaction so as not to mislead readers of those disclosures. Multiple disclosures in MD&A and the notes to the financial statements discuss the treatment of the Century Plant contract loss as a development cost within the Company’s full cost pool (pages 59, 75 and F-12 of the 2013 Form 10-K and pages 65, 83 and F-13 of the 2012 Form 10-K), quantify the contract loss recorded to the Company’s full cost pool, total and/or for each period presented (pages 59, F-14, F-31 and F-64 of the 2013 Form 10-K and pages 65, F-16, F-34 and F-62 of the 2012 Form 10-K) and quantify the total revised contract price for construction of the Century Plant (pages 59 and F-31 of the 2013 Form 10-K and page 65 and F-34 of the 2012 Form 10-K).

Although the amount of revenue and expense recognized in the 2012 Statement of Operations is quantitatively significant to the total revenue and expense line items of the financial statements, the Century Plant revenue and expenses recognized on the face of the 2012 Statement of Operations were presented separately on consistently labeled individual line items and were for equal and offsetting amounts. Additionally, because the recognition of the Century Plant revenues and expenses did not impact the Company’s loan covenants or any ratios commonly used by analysts in the oil and gas industry and had no impact to net income (loss) or income (loss) per share reported for the year ended December 31, 2012, the Company believes the 2012 Statement of Operations is not misleading such that investors and users cannot currently rely upon this prior period financial statement.

Moreover, the other effects of this change on the Company’s historical financial statements are not material. Specifically:

•	With respect to the December 31, 2013 Balance Sheet, had all Century Plant construction activity been accounted for under full cost accounting similar to the construction of facilities under a joint operating agreement, the amount presented as costs in excess of billings and contract loss of $4.1 million (approximately 100% of costs in excess of billings and contract loss, 18.7% of other current assets and 0.3% of total current assets), which represents unreimbursed costs incurred by SandRidge on behalf of Occidental’s ownership interest, would have been classified as an account receivable, also within the current asset classification.

Mr. H. Roger Schwall

U.S. Securities and Exchange Commission

•	Regarding the December 31, 2012 Balance Sheet, billings and contract loss in excess of costs incurred of $15.5 million (approximately 100% of billings and contract loss in excess of costs, 2% of accounts payable and accrued expenses and 1.3% of total current liabilities), which represents funds received from Occidental in excess of costs incurred by SandRidge on behalf of Occidental’s ownership interest, would have been presented as a cash advance, also within the current liability classification.

•	Within the 2013 Statement of Cash Flows, had all Century Plant construction activity been accounted for under full cost accounting, $19.6 million presented as changes in costs in excess of billings and contract loss, net would have been classified as changes in other current assets. Although this amount is in excess of 100% of the stated line items, both line items are presented within the cash flow from operating activities classification of the statement.

•	In the 2012 Statement of Cash Flows, $77.8 million presented as changes in costs in excess of billing and contract loss, net would have been presented as changes in accounts payable and accrued expenses (approximately 87% of costs in excess of billings and contract loss, net and 64% of accounts payable and accrued expenses), both of which are presented within the cash flow from operating activities classification of the statement.) The Company does not consider these reclassifications to be quantitatively significant to reported amounts.

For the above stated reasons, the Company proposes to (i) present the additional disclosures included in its response to the Staff’s comment #2 and within this response above in its Form 10-Q for the third quarter of 2014 and (ii) revise the December 31, 2013 Balance Sheet in its third quarter 2014 Form 10-Q and 2014 Form 10-K and revise the 2012 Statement of Operations in its 2014 Form 10-K to remove Century Plant revenues and expenses recognized and book them directly to the full cost pool.

If you have any questions or require any additional information, please contact Philip T. Warman at 405-429-6136 or Justin P. Byrne at 405-429-5706.

Very truly yours,

SandRidge Energy, Inc.

By:	/s/ Eddie M. LeBlanc III
Name:	Eddie M. LeBlanc III
Title:	Executive Vice President and Chief Financial Officer